UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934

                          Indevus Pharmaceuticals, Inc

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    454072109
                                  CUSIP Number

                                December 31, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 454072109                                                  Page 2 of 5
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            LINDSAY A. ROSENWALD, M.D.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group *

                                                                          a. |_|
                                                                          b. |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

            UNITED STATES
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                  5     Sole Voting Power
 Number of              3,078,463
  Shares          --------------------------------------------------------------
Beneficially      6     Shared Voting Power
 Owned By               0
  Each            --------------------------------------------------------------
Reporting         7     Sole Dispositive Power
 Person                 3,078,463
  With            --------------------------------------------------------------
                  8     Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      3,078,463
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

      |_|
--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      6.47%
--------------------------------------------------------------------------------
12    Type of Reporting Person *

      IN
--------------------------------------------------------------------------------
* see instructions before filling out

CUSIP No. 454072109                                                  Page 3 of 5

Item 1(a) Name of Issuer:

      Indevus Pharmaceuticals, Inc. (the "Issuer")

Item 1(b) Address of the Issuer's Principal Executive Offices:

      99 Hayden Avenue
      Lexington, MA 02421
      (617) 861-8444

Item 2(a) Name of Person Filing:

This statement is filed on behalf of Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" or the "Reporting Person").

Dr. Rosenwald is an investment banker, venture capitalist and fund manager.

Item 2(b) Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

Item 2(c) Citizenship:

      Dr. Rosenwald is a citizens of the United States.

Item 2(d) Title of Class of Securities:

      Common Stock (the "Shares").

Item 2(e) CUSIP Number:

      454072109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

      This Item 3 is not applicable.

Item 4. Ownership:

Item 4(a) Amount Beneficially Owned:

      The Reporting Person may be deemed the beneficial owner of the following number of Shares:

            Dr. Rosenwald may be deemed the beneficial owner of 3,078,463 Shares as follows: (a) 2,147,481 Shares and options to purchase 302,501 Shares owned directly by Dr. Rosenwald and (b) 628,481 shares owned by Rivki Rosenwald, Dr. Rosenwald's wife.

CUSIP No. 454072109                                                  Page 4 of 5

Item 4(b) Percent of Class:

      Please see Item 11 of each cover page.

Item 4(c) Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote:                   Please see Item 5 of each cover page

      (ii)  Shared power to vote or to direct the vote               Please see Item 6 of each cover page

      (iii) Sole power to dispose or to direct the disposition of    Please see Item 7 of each cover page

      (iv)  Shared power to dispose or to direct the disposition of  Please see Item 8 of each cover page

Item 5. Ownership of Five Percent or Less of a Class:

      This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

      See Item 4(a)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

      This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

      This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

      This Item 9 is not applicable.

Item 10. Certification:

      By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, as of this December 31, 2004.

                                        LINDSAY A. ROSENWALD, M.D.


                                        By /s/ Lindsay A. Rosenwald
                                          --------------------------------------